U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            AMENDMENT NO. 1 TO FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

                    1. Name and Address of Reporting Person*

                            Brunson   Debra       L.

                             (Last)  (First)   (Middle)

                              2250 North 1500 West

                                    (Street)

                              Ogden,   Utah    84404

                              (City)  (State)  (Zip)


              2. Date of Event Requiring Statement (Month/Day/Year)

                                   08/ 18/ 00

        3. IRS or Social Security Number of Reporting Person (Voluntary)


                   4. Issuer Name and Ticker or Trading Symbol

                              CRYOCON, INC. (CRYQ)

                  5. Relationship of Reporting Person to Issuer
                             (Check all applicable)

                           [ X] Director [ ] 10% Owner
            [X] Officer (give title below) [ ] Other (specify below)

                           Member, Board of Directors
                      VP., Public Relations/Human Resources

                 6. If Amendment, Date of Original (Month/Year)

       This filing amends the original which was filed on August 29, 2000

           7. Individual or Joint/Group Filing (Check applicable line)

                    [ X ] Form Filed by One Reporting Person

                [ ] Form Filed by More than One Reporting Person


                                        Table I -- Non-Derivative Securities Beneficially Owned



                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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Common Stock                                2,000,000                (D)

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Common Stock                               40,755,984                (I)                  Spouse/Community Property
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  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



                                                          FORM 3 (continued)

                                         Table II -- Derivative Securities Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)



                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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Convertible Notes      See Ex-     See Ex-        Common Stock,          1,785,714        See Expla-       I             Spousal
                       planation   planation      no par value                            nation of                      Community
                       of          of Responses                                           Responses                      Property
                       Responses
------------------------------------------------------------------------------------------------------------------------------------
OPTION AGREEMENT       See Ex-                    Common share,            250,000        See Explanation  (D)
                       planation                  no par value
------------------------------------------------------------------------------------------------------------------------------------
OPTION AGREEMENT       See Ex-                    Common share,            250,000        See Explanation  (D)
                       planation                  no  par value
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

         On December 10, 1999, Cryocon, Inc. (the "Company"), a Utah corporation entered into a Purchase Agreement with Robert Brunson (Debra Brunson's Spouse) to purchase assets from Messr. Brunson, that are necessary for the operation of the Cryocon's business. As partial consideration of the purchase, Cryocon issued, to Messr. Brunson, Convertible Debentures in the principal amount of $50,000. The Convertible Debentures bears 10% interest and are due January 3, 2003 in the principal amount of $50,000.

         Subject to and upon compliance with the provisions of the Debentures, at the option of the Holder, the Debentures or any portion thereof and any accrued and unpaid interest thereon may be converted into fully paid and nonassessable shares (calculated as to the nearest number of whole shares) of Cryocon's Common Stock at the Conversion Price of $0.028 per share. The total number of shares of Common Stock into which Debenture may be converted will be determined by dividing the unpaid principal amount, plus accrued and unpaid interest thereon by the Conversion Price. No fractional shares will be issued upon conversion. The Conversion right expires when all of the Debentures have been paid in full, including accrued interest and costs of collection.

         On August 16, 2000, Iso-Block Products (USA), Inc., a Colorado corporation, Cryocon Inc., and shareholders of Cryocon closed an Agreement and Plan of Reorganization, wherein, the Cryocon's shareholders sold all of their 11,000,000 Cryocon Shares. Pursuant to the Agreement and Plan of Reorganization, Iso Block agreed that the Convertible Notes shall be convertible into shares of Iso Block's common stock, and as soon as practicable following the Closing, the Company shall file a registration statement on an appropriate form for the purpose of registering under the Act all of the shares issuable upon conversion of principal and interest owed under the Convertible Notes.

         Messr. Brunson agreed not to convert the Notes until after Iso-Block completes a 1:4 reverse stock split planned for September 2000. If the reverse stock split becomes effective, the number of shares issued to Messr. Brunson will be reduced by the same ratio.

         Option Agreements: Ms. Brunson was employed as Vice President, Human Relations and Public Relations on January 3, 2000. She received an Option for 250,000 shares vesting at 50,000 shares a year on the anniversary of her hire date. The exercise price is $1.50 per share for the first vesting and 80% of the average market price for the month of December preceding the subsequent exercises. To date Ms. Brunson has not exercised any of her vested options.

         Ms. Brunson was also a Director and on December 31, 2000, received an option for her service in that regard. The Option is for 250,000 shares vesting at 50,000 shares a year on the anniversary of her appointment date. The exercise price is $1.50 per share for the first vesting and 80% of the average market price for the month of December preceding the subsequent exercises. To date Ms. Brunson has not exercised any of her vested options.

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


/s/ Debra  L. Brunson                                       May 10, 2001
---------------------                                       ------------

**Signature of Reporting Person                                  Date
Name:   Debra Brunson
Title:  Director